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                                   EXHIBIT (1)

                                 August 17, 1999

Dear Group 1 Stockholder:

     On August 17, 1999, the Board of Directors announced the adoption of a Stockholder Rights Plan for Group 1 Software, Inc. This letter briefly describes the Rights Plan and the Board's reasons for adopting it.

     The Rights Plan was not adopted in response to any specific effort to acquire control of the Company. Rather, it was adopted to protect stockholders against an unsolicited attempt to acquire control of the Company by means of an accumulation of shares in the open market at an undervalued price, an offer for the Company at less than a full and fair price or other prevalent takeover tactics which the Board believes are not in your best interests.

     The Rights Plan is not intended to and will not prevent a takeover of the Company at a full and fair price, including a tender or exchange offer for all outstanding shares of Common Stock of the Company approved by a majority of the Board of Directors. However, the Rights Plan may cause substantial dilution to a person or group that acquires 20% or more of the Company's voting stock unless the Rights are first redeemed by the Board of Directors.

     The Rights Plan does not in any way weaken the Company's financial strength or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or you and will not change the way in which the Company's shares are traded.

     The Rights also should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders, since the Rights may be redeemed by the Company at $.01 per Right in cash.

     A Company committee of Independent Directors will review the new Rights Plan at least every three years. If a majority of the Committee deems it appropriate, the Committee may recommend to the Board a modification or termination of the new Rights Plan.

     A summary of the terms of the Rights Plan is attached. The summary is not complete and is qualified in its entirety by the Rights Agreement relating thereto. You can obtain a copy of the Rights Agreement free of charge from Group 1 Software, Inc., 4200 Parliament Place, Suite 600, Lanham, Maryland 20706-1844,
Attention: Edward Weiss, Corporate Secretary.

     In adopting the Rights Plan, the Board has expressed its confidence in the Company's future. It has also expressed its determination that you, the stockholders, be given every opportunity to participate fully in that future.


                                          On behalf of the Board of Directors,

                                          Robert S. Bowen
                                          Chief Executive Officer


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                          SUMMARY OF RIGHTS TO PURCHASE
                                  COMMON STOCK

     On August 17, 1999, the Board of Directors of Group 1 Software, Inc., a Delaware corporation (the "Corporation"), declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, $.50 par value per share (the "Common Stock"), of the Corporation held by stockholders of record on August 27, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase or receive from the Corporation Common Stock of the Corporation. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of August 12, 1999, between the Corporation and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     As discussed below, initially the Rights will not be exercisable and the Rights will not trade separately from the Common Stock.

     The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Separation Date") which is the earlier to occur of (i) the tenth day following the first date (the "Stock Acquisition Date") on which there is a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions set forth below, commences a tender offer or exchange offer which, if consummated, would result in such person acquiring beneficial ownership of 20% or more of the outstanding voting stock of the Corporation or such later date as the Board of Directors may determine or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 20% or more of the Corporation's outstanding voting stock (even if no shares are actually purchased pursuant to such offer). Prior thereto, the Rights will not be exercisable, will not be



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represented by a separate stock certificate, and will not be transferable apart from the Common Stock, but will instead be evidenced, (i) with respect to any of the shares of Common Stock held in uncertificated book-entry form (a "Book-Entry") outstanding as of the Record Date, by such Book-Entry and (ii) with respect to the shares of Common Stock evidenced by Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate appropriately legended, together with a copy of this Summary of Rights. An Acquiring Person does not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (D) any person or group whose ownership of 20% or more of the shares of voting stock of the Corporation then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or
(ii) a reduction in the number of outstanding shares of voting stock of the Corporation pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Corporation's voting stock then outstanding unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii). For purposes of the foregoing, outstanding voting stock of the Corporation includes voting stock that trades on a "when issued" basis on a national securities exchange or on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq").

     Until the Separation Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after August 27, 1999 will contain a legend incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption or expiration of


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the Rights), transfer on the Corporation's registration system of any Common
Stock represented by a Book-Entry or a certificate outstanding as of August, 27, 1999, and, in each case, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such Book-Entry or certificate. As soon as practicable following the Record Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Record Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Separation Date. Unless earlier redeemed by the Corporation as described below, the Rights will expire at the close of business on August 12, 2009 (the "Expiration Date") (or, if the Separation Date shall have occurred before August 12, 2009, at the close of business on the 90th day following the Distribution Date).

     The number of shares of Common Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

     Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record, other than the Acquiring Person, of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock


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of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

     In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of Common Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Corporation's Common Stock as provided in the Rights Agreement).

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     The Corporation may also issue cash in lieu of fractional shares which are not integral multiples of one share.

     At any time on or prior to the close of business on the earlier of (i) the Separation Date or (ii) the Expiration Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For as long as the Rights are then redeemable, the Corporation may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be


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redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

     The Independent Directors Committee of the Corporation will review the Rights Agreement at least once every three years and, if a majority of the members of the Independent Directors Committee deems it appropriate, may recommend to the Board a modification or termination of the Rights Agreement.

     Until a Right is exercised, the Right will confer on its holder no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

     As long as the Rights are attached to the Common Stock, the Corporation will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

     The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.



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